UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Westrock Coffee Company
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

96145W 103
(CUSIP Number)

Riverview Sponsor Partners, LLC
Attn: R. Brad Martin
700 Colonial Road, Suite 101
Memphis, TN 38117
901-767-5576
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 15, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Riverview Sponsor Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
RBM Investments, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
R. Brad Martin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,158,179(1)(2)(3)(4)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
5,158,179(1)(2)(3)(4)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,158,179(1)(2)(3)(4)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.8%(5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Includes 95,995 shares of the issuer’s common stock, par value $0.01 per share (“Common Stock”), held by RBM Venture Company, of which Mr. Martin owns 100%, as well as 35,023 shares of Common Stock held by members of Mr. Martin’s household.

(2)
Includes 1,700,000 shares of Common Stock previously owned by Mr. Martin, plus 17,217 restricted stock units (“RSUs”), which were granted pursuant to the Westrock Coffee Company 2022 Equity Incentive Plan. Each RSU represents a contingent right to receive one share of the issuer’s Common Stock. 9,000 of the RSUs vested on August 29, 2023 and 8,217 will vest on August 14, 2024, subject to Mr. Martin’s continued service on the board of directors of the issuer through the applicable vesting date and certain early vesting conditions.

(3)
Includes 4,093 shares of Common Stock distributed to Mr. Martin by Riverview Sponsor Partners, LLC, 1,243,284 shares of Common Stock distributed to Mr. Martin by RBM Acquisition, LLC and 4,510 shares of Common Stock distributed to Mr. Martin by RBM Investments, LLC.

(4)
Includes the 2,058,057 warrants, each currently exercisable for one share of Common Stock at a price of $11.50 per share (“Warrants”). 2,001,965 are held either directly by Mr. Martin or by the Martin Family Foundation, over which he makes investment decisions, while the remaining 56,092 Warrants are held by members of Mr. Martin’s household.

(5)
The percentage reported in this Schedule 13D/A is based on the amount of shares of Common Stock and Warrants held by Mr. Martin, divided by the 87,611,165 shares of Common Stock outstanding as of August 7, 2023, as reported on a Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on August 10, 2023.

EXPLANATORY NOTE

This Amendment No. 1 on Schedule 13D/A (“Amendment”) is filed jointly by (i) Riverview Sponsor Partners, LLC (the “Sponsor”); (ii) RBM Investments, LLC (“RBM Investments”); and (iii) R. Brad Martin. The foregoing are referred to herein collectively as the “Reporting Persons.”

Capitalized terms used and not otherwise defined in this Amendment have the meanings ascribed to them in the Schedule 13D. Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect, and the disclosures set forth in the Schedule 13D, other than as amended herein are incorporated by reference herein.

The Sponsor, RBM Investments and RBM Acquisition, LLC (“RBM Acquisition”) distributed pro rata an aggregate amount of 7,400,000 Warrants to its members. Mr. Martin and the Martin Family Foundation, over which Mr. Martin makes investment decisions, received 2,001,965 of those Warrants. The Sponsor also distributed 95,995 shares of Common Stock to RBM Venture Company, in which Mr. Martin owns 100% interest. The Sponsor, RBM Investments and RBM Acquisition distributed 1,251,887 shares of Common Stock to Mr. Martin as part of the pro rata distribution for no consideration in accordance with the terms of the Sponsor’s limited liability company agreement. Additionally, members of Mr. Martin’s household also received distributions of shares of Common Stock and Warrants, in the aggregate amount of 56,092 Warrants and 35,023 shares of Common Stock.  Mr. Martin disclaims beneficial ownership of the shares of the Warrants and shares of Common Stock held by members of his household, and this report shall not be deemed an admission that Mr. Martin is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.

Following the transactions set forth herein, the Sponsor and RBM Investments no longer owns any securities of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Item 5 of this Amendment is hereby amended and restated as follows:

(a) and (b) Information in Rows 7 to 13 of the respective cover pages of the individual Reporting Persons are incorporated into this Item 5 by reference. The aggregate beneficial ownership of the Common Stock by the Reporting Persons as a group is as follows:

Sole Voting Power	5,158,179
Shared Voting Power	0
Sole Dispositive Power	5,158,179
Shared Dispositive Power	0

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

Exhibit A	Joint Filing Agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 30, 2023

RIVERVIEW SPONSOR PARTNERS, LLC

By:	RBM Riverview, LLC, its managing member

By:	/s/ R. Brad Martin
Name:	R. Brad Martin
Title:	Managing Member

RBM Investments, LLC

By:	/s/ R. Brad Martin
Name:	R. Brad Martin
Title:	President

/s/ R. Brad Martin
R. Brad Martin